

National Beverage Corp.

Tomorrow...
Team National Speaks

Cool & Hot
Brand New Big Flavor

8,365 Feet High
View from the Mountaintop

Financial Review
The Numbers
Make the Story

bigFLAVOR

A National Beverage Publication

2003 Annual Report




SHASTA SHORTZ




CryStal Bay
PEACH



Strawberry Watermelon
Raspberry Lemonade
RedPop
Chillin' Cherry Punch
Candy Apple

Flavo



Grape Strawberry
Raspberry
Black Currant
Red Grape Stain


NEW 18oz
Everfresh
Pure 100% Grape Juice

Moon Mist Blue
Wild Blackberry Rush
Triple Berry

Cotton Candy
Ruby Red Grapefruit
Strawberry Banana
Bubble Gum




Ritz
Cola



Peach Fling
Orange Pineapple
Sparkling Orange
Premium Papaya
Mandarin Orange
Mango






La Croix


Blue Ice
Tiki Blue




Shasta
French Vanilla Cola



Lemonade
Grapefruit
Piña Colada
Pineapple
Diet White Grape


clear fruit
Lemonade Twist

rlicious!


Frutika
nectar



It's no wonder National Beverage Corp. has been dubbed *'America's Flavor Choice!' Kiwi-Strawberry, Pineapple, Rock & Rye, Diet Key Lime Pie*—these are just a few of the unique and delicious flavors included in our Shasta and Faygo lines of soft drinks. Combined, the two brands have commanded consumer loyalty for more than 200 years!

Of course, health-conscious and taste-loving consumers thirst for our luscious juices and revitalizing flavored and spring water products. *Mandarin Orange Mango, Wild Berry, Raspberry, Peach Fling, Premium Papaya*, and *Orange Carrot* are part of an assortment of refreshing flavors formulated to satisfy the most discriminating palate.

Flavorlicious...National Beverage defined!

iet Key Lime Pie
oon Mist
osh



French Vanilla Cola
Rah-Rah Root Beer
Diet Chocolate Crème
Rock & Rye

Sparkling Cherry
Black Cherry
Cranberry
Tomato
Diet Raspberry Crème


Faygo


A View from 8,365 feet
Feature Article on Page 10


LaCroix
Faygo
Everfresh
Shasta

Hey! For a Real Good Lime

There's No Lime Like the Present


BAD!
Shasta
Rita
Naturally Flavored
Lime Soda


Shasta
Rita
Naturally Flavored
Lime Soda


Shasta
Rita
Shasta
Rita


Laughter is the
music of the soul ...
BIG FLAVOR

Tomorrow...

Team National Speaks

Big Flavor recently chatted with Nick Caporella (NAC), Chairman and CEO of National Beverage Corp., along with other key National Beverage team-members: Joe Caporella (JGC), President of National Beverage Corp.; Stan Sheridan (SMS), President of Faygo Beverages; Sandy Salzberg (SES), President of Shasta, Inc.; Mike Bahr (MJB), EVP of Shasta West and Brian Gaggin (BMG), EVP of National Retail Brands.

BF: Nick, you and your team seem incredibly excited. What's up?

NAC: ***Big*** flavor! ***Big*** news! ***Big*** expectations! We're doing big things in spite of a chaotic business climate.

FY2003 was a year of ***Big Change*** for us—a year in which we experienced a *metamorphosis* of sorts that has fueled our passion and reaffirmed our strategic course. We wandered 'off-course' a few years ago and a great thing happened...our tough economy and low-priced allied brand pricing created a re-focus.

We are a sales and marketing company and needed to be jolted into reality... *Our Brands are Our Company.*

We are extremely excited about brand extension development, new media marketing creative and bold packaging for new products. This is the first time in our existence that so much potential existed at the start of a new fiscal year's first quarter.

BF: What was the catalyst behind all of this?

NAC: Sometimes choices are made for the short term...that is, revenues come easier through a method and so it becomes okay to do...after all, we have to do more volume, right?

Shockingly, a wake-up call can come in the middle of an afternoon...Right, Joe?



JGC: Absolutely. Nick is correct that FY2003 was a special year, in spite of some obstacles. I'm confident we made the correct decision to walk away from large retail allied branded (private label) business. Margins on these products were already at our minimum acceptable level and the retailers involved were hammering us to reduce our pricing even further. As you can imagine, we agonized about the revenue reduction that resulted from our decision, but I'm pleased that the growth of our core branded soft drinks, Shasta and Faygo, has more than offset the decline in allied branded volume and revenues.

I can say without reservation...we are on track to building growth through new brand extension development...like *ClearFruit, Shasta Shortz* and *Frutika.*

BF: Well, you've got my attention. Tell us a little about these great new products.

NAC: Sure. One new product we're particularly excited about is *Shasta Shortz—it's "made for kids by kids!"* We developed new great flavors of Shasta, put them in 8-oz cans with 'cool' graphics and developed a 'fridge' pack just for kids. Brian was out there 'pounding the pavement' introducing *Shortz* to national retail accounts before we even began production. How are sales of *Shasta Shortz* doing with regard to your expectations, Brian?

BMG: Nick, I can't even begin to tell you how much fun we've had with the *Shortz* project and how happy I am with preliminary results. My own kids love the pair of 'shorts' on the cans, not to mention the shorts 'coloring book' inside the carton and the fun website at *www.shastashortz.com.* We're already receiving significant repeat orders from some large national chains and I'm proud to say that *Shortz* is currently exceeding our expectations.

MJB: Nick, let me interject by talking about how well-received *Shortz* has been by the large regional accounts in southern California that I've been calling on. I can't wait until both *Shasta Shortz* and *Frutika* are fully integrated into our system. And what other brand can do what we did with...*'Bad' Shasta Rita?* Our fun flavored lime soda in a *BIG* 3 liter package is novel and sparks a stimulus for Moms to bring it home, not only for its trusted Shasta flavor/taste...but for a fun-sparked setting at the dinner table. Shasta is unique in the development of specialty flavors...Right, Sandy?

SES: That's for sure. In fact, our newly expanded Tiki flavor line and our French Vanilla Cola, regular and diet, have put us in great standing with our retailers. I will not mention names here, but we have significantly increased sales in the flavor category with one of my retailers. So much so, that a giant cola company went from number 2 to number 3...with our flavors taking the number 2 position. This was a win/win for everyone except that cola company.

I am really anxious to see how our *Frutika* is doing in the test market.

BF: What's *Frutika?*

MJB: *Frutika* is a fantastic fruit nectar product that we created "from scratch" and totally developed within the past six months. We have eight delicious flavors with levels of sweetness and viscosity formulated to appeal to the Hispanic market. Instead of packaging *Frutika* in cans, as most nectars are sold, we sell *Frutika* in convenient plastic bottles with bold and appealing graphics. This package was made for the single serve, cold box consumer. We are currently test-marketing *Frutika* in Chicago and will hopefully begin distribution in Miami and California, locations that contain large Hispanic populations. Nick, I understand that you've been working on some creative marketing for *Frutika.*

NAC: *Frutika* is such a great product that we need to do all we can to boost consumer awareness. We've developed television commercials, billboards and point-of-sale material that are absolute attention-getters! They are different, a little 'over the top', but mostly fun and designed to get our target audience, males in the age group of 20-35, to try this great beverage.

BF: It sounds like you have really stepped up your marketing efforts.

NAC: This is a huge part of the 'metamorphosis' that I mentioned earlier. It's been a fun and rewarding experience to lead our creative efforts in new marketing and media initiatives. Whether working on an 'edgy' television commercial for Faygo or a media blitz to introduce *Frutika* to the Chicago test market, the *'flavor'* of our company certainly shines through. I can't tell you how much I enjoyed helping to create the cartoon and *butt-smackin'* lyrics for our *Shasta Shortz* radio commercial. *Shortz* dynamic packaging motivated us to come up with energetic and creative publicity. And just wait until you see the *Frutika* ads!

BF: Based on your level of excitement, it's going to be hard to wait! Now, you also mentioned marketing for Faygo. Can Stan fill us in with what's happening with our favorite Midwestern brand?

SMS: Well, in addition to the television ad that Nick mentioned, we've had success with radio and print ads that tout our newest flavors—*Diet Key Lime Pie* and *Diet Coconut Cream Pie*. We try to introduce at least two new flavors every year, and consumers already love these recent diet offerings. Additionally, new ads focus on our top-selling 20-ounce single-serve bottles and the most requested Faygo drink, RedPop. As an aside, the entire Faygo family was recently honored to commemorate our commitment to our Detroit home by unveiling a new façade of our bottling facility. Faygo moved into this facility in 1935, 28 years after Faygo was founded. Our dedication ceremony became a media event and was well-attended by city and state dignitaries and loyal Faygo fans.

BF: Nick, you speak of *Team National* with a genuine devotion...how so?

NAC: The success of National Beverage rests completely with our talented, determined and loyal team. We are so fortunate that we have numerous employees that have been with the National Beverage family for decades. Our people give their all to make our company ***'great'***. An integral part of my *philosophy* and recipe for success is to acknowledge employees that have done outstanding jobs. Some of the individuals that received special recognition this year were Sandy Salzberg, who was elevated to the position of President at Shasta, Inc. and Bill Phillips, who was recently made President of National BevPak, the company responsible for all Shasta manufacturing operations.

Another strategic decision for our company was made in September, when our Board of Directors named my son, Joe, President of National Beverage. Joe has been involved in the day-to-day operations of our company for the last decade, particularly with regard to sales functions, and I am proud to have witnessed his maturity into a seasoned and astute leader. He has assumed additional responsibilities all across the 'corporate front'.

BF: Congratulations, Joe. It sounds like you have a lot of work to do.

JGC: Well, I am so grateful to Nick, the Board of Directors and all of *Team National* for the confidence and trust they have placed in me. It's wonderful to be part of this great company and I am committed to magnify National Beverage's success. Stan, Mike, Sandy, Brian and I, and all of our other National Beverage team members, are proud of our accomplishments and have set challenging targets to create an exciting future. Isn't that what an encore is about?

BF: Well, your company and its people are quite impressive. Nick, can you sum up your thoughts on National Beverage Corp.'s prospects.

NAC: National Beverage is at the cusp of a new launch. Our metamorphosis also includes flight...maybe our new wings will take us to heights before now unachievable.

With talent and passion to navigate with—and our brands and balance sheet as fuel...I promise that the thrill of the trip will equal the magic of the destination.

Step aboard and come along...

Highlights

(dollars in millions, except per-share amounts)	May 3, 2003	April 27, 2002	April 28, 2001	April 29, 2000	May 1, 1999
	Fiscal Year Ended				
Net Sales	$500.4	$502.8	$480.4	$426.3	$402.1
Net Income	17.6	16.6	15.0	13.6	13.2
Net Income per Share—Basic	.96	.91	.82	.74	.71
Working Capital	79.8	70.2	62.4	54.9	57.5
Current Ratio	2.4x	2.3x	2.1x	1.9x	2.2x
Total Assets	218.2	205.7	203.9	197.8	180.4
Total Debt	1.5	11.0	24.1	33.9	40.3
Total Equity	143.3	125.7	108.5	93.7	82.0

Where Beverages Are Sold in the U.S.

	Volume	
	Cases[1]	% of Total
Supermarket	3,840	38%
Fountain/Restaurant	2,320	23%
Vending	1,730	17%
Mass Merchandiser/ Supercenter/Drug	1,010	10%
Convenience/Gas	700	7%
Warehouse Club	500	5%
Total	**10,100**	**100%**

(1) in millions of 192 oz. cases

Source: *Beverage Digest/Fact Book 2003*

National Beverage's *'Hybrid Distribution System'* is positioned to serve multiple channels within a diverse industry.



naturally flavored sparkling water beverage
Crystal Bay
Life is a Blast!
Crystal Bay
Cherry
Calorie free
Crystal Bay
Cherry
Blackberry
Cherry
Peach
White Grape
Strawberry
Raspberry


SHASTA SHORTZ
SHASTA SHORTZ

BRAND NEW BIG FLAVOR

What's so Cool that kids everywhere are asking for it? What's Hot enough to inspire an advertising campaign that *sizzles*? The answers to both questions are found in **big** new and exciting products from National Beverage!

Cool... Kids of all ages love the bold graphics, delicious flavors and ideal size of *Shasta Shortz*. 'Short' 8-ounce cans contain just enough Bubble Gum, Red Grape Stain, Cotton Candy, Camo Orange Crème, Rah-Rah Root Beer and Chillin' Cherry Punch flavored soft drinks to quench a kid's thirst for *butt-smackin'* taste and fun.

Hot... Warm beaches, zesty foods, and the sweet and rich flavor of *Frutika* nectars appeal to the fast-growing Hispanic population. Consumers love the pleasing 'mouth-feel' and luscious flavors (Pear, Peach, Mango, Guava, Apricot, Papaya, Strawberry-Banana and Pineapple-Coconut) of *Frutika*. Also, a *hot* and innovative advertising campaign that includes 'unconventional' television commercials, radio ads and billboards is capturing attention in various test markets. Preliminary results show that *Frutika*, in its convenient 12-oz plastic bottle, is a 'hit' with both traditional nectar drinkers and a *new* generation of nectar lovers.

Made by a kid... for a kid!

Shasta Shortz

Frutika®
Nectar

Cool + Hot

Brand New Big Flavo


PEACH
Frutika
Nectar
COCO Y PIÑA

Providing **Big Flavor** for *EVERYONE*...that's what we do best at National Bever

Moms, teens, kids...even those with dietary restrictions...are devoted to great-ta

National Beverage products. From the time-tested flavor of *Faygo RedPop*

big flavor of *Frutika Strawberry-Banana*, National Beverage Is Ar







We at National Beverage

are absolutely dedicated to the theory (our philosophy) that at the very core of each result achieved...lives the inspiration of the challenge...to which we were once committed.

"These are not trite words or a political mission statement to stare at, but a true and honest description of our *Coat of Arms*," stated Joe Caporella, President of National Beverage Corp.

"Each strategic move or simple proposal has been confronted by our philosophy and executed mentally until it survives or dies. The ones that survive become commitments attested to by our income statement and balance sheet," continued the smiling president.

"These past couple of years of watching businesses struggle in this tough economy really heightens my commitment to our philosophy," boasts Bill Phillips, chief of


LaCroix
Faygo
Everfresh
Shasta

A View from 8,365 feet

Does challenge inspire one to 'simulate' a previously untried task...until it becomes a routine result? We believe it does!





National Beverage's manufacturing operations. "The corruption, failures and punishing regulations were the result of a great boom period when 'short-term results' prioritized all other strategic thinking. We, the leadership of *Team National*, make and *made* the 'right' decisions for the year or years to come. Those decisions that were made for the *next quarter only*, are being read about in the *Journal*...in the obituary column," continued Phillips. "I was here when National acquired Shasta...I lived this story...I witnessed firsthand how a profound philosophy rewards ...not just by survival, but with humbling pride and respect," Phillips concluded with his contagious sparkle.

"I, too, reflect with deep appreciation the discipline it takes to do what National Beverage did. If one applied reasonable logic to the events existing at the time of birth and followed closely the incubation years—the outcome was nearly miraculous," stated the CEO of a packaging vendor who has supplied National Beverage over the years.

"Most who come into contact with me...know that I truly admire the man who started this company. It goes without saying that I love my father, but as I mature through my experiences and grow as a man...I have come to realize how tough and smart one has to be...to continuously 'outdo' your previous achievements. I don't care who you are, it is an impossible challenge to have a mandate to continuously succeed. Now...add to this mandate...'that you will succeed in any undertaking, with any business, regardless of the atmosphere at the time'! If that is called the 'challenge of challenges'...well, I am truly blessed to have a mentor who throughout his life has been the master of response to *challenge*...my best friend—my father," Joe Caporella stated.

"*Team National* is a rare and special group of people! The passion for what we do cannot be ignited with a paycheck. We are cocooned within a philosophy that is a projectile aimed at our target...its thrust provided by the challenge of our goals. Our commitment to stay the course is fueled by the fact that we limit ourselves to only *one choice*...the choice to succeed. We get paid to feel good...everything else *Team National* does is...*by instinct*," Joe concluded, beaming with a glow of pride!

Ahh, la joy of La Croix.


natural
LEMON
WATER
La Croix


Experience
La Joy of
La Croix

Introducing La Croix. The sparkling flirtation of fruit and water. Light. Refreshing. Naturally flavored with Lemon, Lime, Berry, Cran Raspberry, Orange or Pure. No Calories. No Artificial Sweeteners. No Sodium.

The Numbers Make the Story

Selected Financial Data

(In thousands, except per share amounts)	Fiscal Year Ended				
	May 3, 2003[1]	April 27, 2002	April 28, 2001	April 29, 2000	May 1, 1999
Statement of Income Data:					
Net sales	**$500,430**	$502,778	$480,415	$426,269	$402,108
Cost of sales	**335,457**	339,041	323,743	286,245	268,844
Gross profit	**164,973**	163,737	156,672	140,024	133,264
Selling, general and administrative expenses	**136,902**	136,925	131,852	120,104	110,246
Interest expense	**316**	857	2,110	2,789	3,304
Other income—net	**706**	867	1,506	4,754	1,323
Income before income taxes	**28,461**	26,822	24,216	21,885	21,037
Provision for income taxes	**10,872**	10,270	9,236	8,302	7,868
Net income	**$ 17,589**	$ 16,552	$ 14,980	$ 13,583	$ 13,169
Net income per share[2]:					
Basic	**$ .96**	$ .91	$ .82	$ .74	$ .71
Diluted	**.92**	.87	.80	.71	.68
Balance Sheet Data:					
Working capital	**$ 79,785**	$ 70,164	$ 62,444	$ 54,907	$ 57,504
Property—net	**60,432**	60,658	62,215	62,430	56,103
Total assets	**218,195**	205,685	203,868	197,754	180,404
Long-term debt	**300**	10,981	24,136	33,933	40,267
Deferred income taxes	**14,843**	12,072	10,208	8,011	8,344
Shareholders' equity	**143,292**	125,677	108,488	93,686	82,005

(1) Fiscal 2003 consisted of 53 weeks.

(2) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality non-alcoholic beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

Our lines of multi-flavored soft drinks, including those of our flagship brands, Shasta® and Faygo®, emphasize distinctive flavor variety. In addition, we offer an assortment of premium beverages geared toward the health-conscious consumer, including Everfresh®, Home Juice®, and Mr. Pure® 100% juice and juice-based products; and LaCROIX®, Mt. Shasta™, Crystal Bay® and ClearFruit® flavored and spring water products. We also produce specialty products, including VooDoo Rain®, a line of alternative beverages geared toward young consumers, Ohana® fruit-flavored drinks and St. Nick's® holiday soft drinks. Substantially all of our brands are produced in 14 manufacturing facilities that are strategically located in major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for retail grocery chains, warehouse clubs, mass-merchandisers and wholesalers ("allied brands") as well as soft drinks for other beverage companies.

Our Company's strategy emphasizes the growth of our branded products by offering a beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" sensitivity factor of the family consumer. We believe that the "regional share dynamics" of our brands possess consumer loyalty within local markets and generate more aggressive retailer sponsored promotional activities.

Over the last several years, we have focused on increasing penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel is composed of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have undertaken specific measures to expand distribution in this channel. These include development of products specifically targeted to this market, such as VooDoo Rain, ClearFruit, Everfresh, Mr. Pure, Ritz® and Crystal Bay. Additionally, we have created proprietary and specialized packaging for these products with distinctive graphics. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

Results of Operations

Net Sales

Net sales for fiscal 2003 were relatively flat when compared to fiscal 2002. Beginning in the latter part of fiscal 2002, we implemented a strategy to grow our branded portfolio of products with less emphasis placed on lower margin allied branded soft drink products. During fiscal 2003, growth of our flagship soft drink brands, Shasta and Faygo, mitigated the reduction in our allied branded business.

Net sales for fiscal 2002 increased approximately $22.4 million, or 4.7%, to $502.8 million. This sales growth was due primarily to increased pricing in certain markets, increased volume of National Beverage's branded soft drinks, and sales of the Ritz and Crystal Bay brands acquired in September 2000. This improvement was partially offset by changes in product mix and the elimination of certain lower margin allied branded business.

Gross Profit

Gross profit approximated 33.0% of net sales for fiscal 2003 and 32.6% for fiscal 2002. This improvement was due to an increase in higher margin business and a reduction in fixed manufacturing costs related to the phase out of two less efficient leased production facilities. These improvements were partially offset by increases in certain raw material costs.

Gross profit for fiscal 2002, which approximated 32.6% of net sales, increased 4.5%, to $163.7 million. Gross profit was favorably affected by the improved pricing mentioned above and the effect of volume growth on fixed manufacturing costs, partially offset by increased costs and changes in product mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased as a percentage of net sales to 27.4% for fiscal 2003 compared to 27.2% of net sales for fiscal 2002. The increase as a percentage of net sales was due to higher selling and distribution expenses related to changes in product and distribution mix.

Selling, general and administrative expenses for fiscal 2002 were $136.9 million or 27.2% of net sales compared to $131.9 million or 27.4% of net sales for fiscal 2001. The dollar increase was primarily due to higher distribution and selling costs related to increased sales volume. The decline as a percent of net sales reflects the effect of higher volume on fixed expenses.

Interest Expense and Other Income—Net

Fiscal 2003 and 2002 interest expense decreased $541,000 and $1.3 million, respectively, due to a reduction in average outstanding debt and interest rates. Other income includes interest income of $816,000 for fiscal 2003, $1.1 million for fiscal 2002, and $1.6 million for fiscal 2001. The decline in interest income is due to a reduction in investment yields.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

Our effective tax rate was approximately 38.2% for fiscal 2003, 38.3% for fiscal 2002, and 38.1% for fiscal 2001. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes and other nondeductible expenses. See Note 8 of Notes to Consolidated Financial Statements.

Liquidity and Financial Condition

Capital Resources

Our current sources of capital are cash flow from operations and borrowings under existing credit facilities. We maintain unsecured revolving credit facilities aggregating $45 million of which approximately $42 million was available for future borrowings at May 3, 2003. We believe that existing capital resources are sufficient to meet our capital requirements and those of the parent company for the foreseeable future.

Cash Flows

During fiscal 2003, we generated cash of $36.0 million from operating activities, which was partially offset by $8.6 million expended for investing activities and $9.7 million expended for financing activities. Cash provided by operating activities for fiscal 2003 increased $12.6 million compared to fiscal 2002 primarily due to an increase in cash provided by net income and a reduction in net working capital requirements. Cash used in investing activities increased $1.5 million due to an increase in property additions while cash used in financing activities decreased $3.6 million primarily due to a reduction in net debt repayments.

During fiscal 2002, National Beverage generated cash of $23.4 million from operating activities, which was partially offset by $7.1 million expended for investing activities and $13.2 million expended for financing activities. Cash provided by operating activities for fiscal 2002 increased $1.9 million compared to fiscal 2001 primarily due to an increase in cash provided by net income and other liabilities. Cash used in investing activities decreased $2.9 million due to a decline in cash used for acquisitions while cash used in financing activities increased $2.9 million primarily due to an increase in net debt repayments.

Financial Position

During fiscal 2003, our working capital increased $9.6 million to $79.8 million from $70.2 million primarily due to cash generated from operations. The decrease in inventory is related to a reduction in allied branded inventory and the decrease in prepaid and other is partly due to a decline in income tax refund receivables. The accounts payable increase was related to the timing of certain vendor payments. At May 3, 2003, the current ratio was 2.4 to 1 compared to 2.3 to 1 for the prior year.

During fiscal 2002, our working capital improved to $70.2 million from $62.4 million primarily due to cash generated from operations, an increase in current assets, and a reduction in accounts payable. Trade receivables and accrued liabilities increased as a result of the sales growth while the decline in accounts payable was related to the timing of certain vendor payments. At April 27, 2002, the current ratio was 2.3 to 1 compared to 2.1 to 1 for the prior year.

Liquidity

We periodically evaluate capital projects designed to expand capacity and improve efficiency at our manufacturing facilities. We presently have no material commitments for capital expenditures and expect that fiscal 2004 capital expenditures will be comparable to fiscal 2003.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2003 and 2002, we purchased 18,250 shares and 23,900 shares, respectively, and aggregate shares purchased since January 1998 were 484,060.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.0 million for fiscal 2003, $5.0 million for fiscal 2002, and $4.8 million for fiscal 2001. At May 3, 2003, we owed $1.3 million to CMA for unpaid fees. See Note 7 of Notes to Consolidated Financial Statements.

Changes in Accounting Standards

We adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" during the first quarter of fiscal 2003. The adoption of SFAS No. 144 did not have a material impact on our financial position or operating results.

We adopted SFAS No. 148 "Accounting for Stock-Based Compensation —Transition and Disclosure" during the fourth quarter of fiscal 2003. This statement amends the disclosure requirements of SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The adoption of SFAS No. 148 did not have a material impact on our financial position or operating results.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

(continued)

Credit Risk
We sell products to a variety of customers and extend credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses.

Impairment of Long-Lived Assets
All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142 and an impairment loss is recognized if the carrying amount is greater than its fair value.

Income Taxes
Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs
We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Forward-Looking Statements

National Beverage and its representatives may from time to time make written or oral statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in this Annual Report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials; our ability to increase prices; continued retailer support for our products; changes in consumer preferences; success of implementing business strategies; changes in business strategy or development plans; government regulations; regional weather conditions; and other factors referenced in this Annual Report. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Quantitative and Qualitative Disclosures About Market Risk

Commodities
We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates
At the end of fiscal 2003, we had $1,450,000 of floating-rate term-debt outstanding. If the interest rate changed by 100 basis points (1%), interest expense for fiscal 2003 would have changed by approximately $60,000. Because of our limited exposure to interest rate movements, we do not utilize interest rate swaps or other interest rate hedging products.

Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2003 would have changed by approximately $500,000.

Consolidated Balance Sheets

As of May 3, 2003 and April 27, 2002

(In thousands, except share amounts)	2003	2002
Assets		
Current assets:		
Cash and equivalents	$ 60,334	$ 42,646
Trade receivables—net of allowances of $562 (2003) and $593 (2002)	41,031	42,955
Inventories	28,695	31,040
Deferred income taxes	1,678	1,616
Prepaid and other	4,685	5,621
Total current assets	136,423	123,878
Property—net	60,432	60,658
Goodwill	13,145	13,145
Intangible assets—net	2,011	2,043
Other assets	6,184	5,961
	$218,195	$205,685
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 34,969	$ 30,819
Accrued liabilities	18,657	21,020
Income taxes payable	1,862	1,875
Current maturities of long-term debt	1,150	—
Total current liabilities	56,638	53,714
Long-term debt	300	10,981
Deferred income taxes	14,843	12,072
Other liabilities	3,122	3,241
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	150	150
Common stock, $.01 par value—authorized 50,000,000 shares; issued 22,250,202 shares (2003) and 22,209,312 shares (2002); outstanding 18,235,418 shares (2003) and 18,212,778 shares (2002)	223	222
Additional paid-in capital	16,818	16,526
Retained earnings	143,846	126,257
Treasury stock—at cost:		
Preferred stock—150,000 shares	(5,100)	(5,100)
Common stock—4,014,784 shares (2003) and 3,996,534 shares (2002)	(12,645)	(12,378)
Total shareholders' equity	143,292	125,677
	$218,195	$205,685

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Fiscal Years Ended May 3, 2003, April 27, 2002 and April 28, 2001

(In thousands, except per share amounts)	**2003**	2002	2001
Net sales	**$500,430**	$502,778	$480,415
Cost of sales	**335,457**	339,041	323,743
Gross profit	**164,973**	163,737	156,672
Selling, general and administrative expenses	**136,902**	136,925	131,852
Interest expense	**316**	857	2,110
Other income—net	**706**	867	1,506
Income before income taxes	**28,461**	26,822	24,216
Provision for income taxes	**10,872**	10,270	9,236
Net income	**$ 17,589**	$ 16,552	$ 14,980
Net income per share—			
Basic	**$ .96**	$ .91	$ .82
Diluted	**$ .92**	$ .87	$ .80
Average common shares outstanding—			
Basic	**18,400**	18,212	18,160
Diluted	**19,060**	18,992	18,840

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the Fiscal Years Ended May 3, 2003, April 27, 2002 and April 28, 2001

	2003		2002		2001	
(In thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Preferred Stock						
Beginning and end of year	150,000	$ 150	150,000	$ 150	150,000	$ 150
Common Stock						
Beginning of year	22,209,312	222	22,134,612	221	22,117,332	221
Stock options exercised	40,890	1	74,700	1	17,280	—
End of year	22,250,202	223	22,209,312	222	22,134,612	221
Additional Paid-In Capital						
Beginning of year		16,526		15,638		15,556
Stock options exercised		292		888		82
End of year		16,818		16,526		15,638
Retained Earnings						
Beginning of year		126,257		109,705		94,725
Net income		17,589		16,552		14,980
End of year		143,846		126,257		109,705
Treasury Stock—Preferred						
Beginning and end of year	150,000	(5,100)	150,000	(5,100)	150,000	(5,100)
Treasury Stock—Common						
Beginning of year	3,996,534	(12,378)	3,972,634	(12,126)	3,939,034	(11,866)
Purchase of common stock	18,250	(267)	23,900	(252)	33,600	(260)
End of year	4,014,784	(12,645)	3,996,534	(12,378)	3,972,634	(12,126)
Total Shareholders' Equity		$143,292		$125,677		$108,488

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended May 3, 2003, April 27, 2002 and April 28, 2001

(In thousands)	2003	2002	2001
Operating Activities:			
Net income	**$17,589**	$ 16,552	$ 14,980
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**11,319**	11,750	11,739
Deferred income tax provision	**2,709**	1,581	2,329
Loss on sale of assets	**110**	203	95
Changes in assets and liabilities, net of acquisitions:			
Trade receivables	**1,924**	(1,887)	(1,948)
Inventories	**2,345**	707	786
Prepaid and other assets	**(1,834)**	(2,180)	(4,002)
Accounts payable	**4,150**	(6,832)	92
Accrued and other liabilities, net	**(2,324)**	3,463	(2,604)
Net cash provided by operating activities	**35,988**	23,357	21,467
Investing Activities:			
Property additions	**(8,936)**	(7,162)	(6,049)
Proceeds from sale of assets	**312**	72	28
Acquisitions, net of cash acquired	**—**	—	(3,979)
Net cash used in investing activities	**(8,624)**	(7,090)	(10,000)
Financing Activities:			
Debt repayments	**(9,531)**	(9,155)	(9,106)
Borrowings (payments) on line of credit, net	**—**	(4,000)	(1,000)
Purchase of common stock	**(267)**	(252)	(260)
Proceeds from stock options exercised	**122**	161	42
Net cash used in financing activities	**(9,676)**	(13,246)	(10,324)
Net Increase in Cash and Equivalents	**17,688**	3,021	1,143
Cash and Equivalents—Beginning of Year	**42,646**	39,625	38,482
Cash and Equivalents—End of Year	**$60,334**	$ 42,646	$ 39,625
Other Cash Flow Information:			
Interest paid	**$ 336**	$ 935	$ 2,450
Income taxes paid	**7,863**	6,671	10,616

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Organization

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, a 53rd week is added every five or six years. Fiscal 2003 consists of 53 weeks while fiscal 2002 and fiscal 2001 consist of 52 weeks.

Cash and Equivalents

Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity or redemption option of three months or less.

Changes in Accounting Standards

We adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" during the first quarter of fiscal 2003. The adoption of SFAS No. 144 did not have a material impact on our financial position or operating results.

We adopted SFAS No. 148 "Accounting for Stock-Based Compensation —Transition and Disclosure" during the fourth quarter of fiscal 2003. This statement amends the disclosure requirements of SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The adoption of SFAS No. 148 did not have a material impact on our financial position or operating results.

Credit Risk

We sell products to a variety of customers and extend credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses. At May 3, 2003 and April 27, 2002, we did not have any customers that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales for fiscal 2003, 2002 or 2001.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based on market rates. The carrying amounts of financial instruments reflected in the balance sheets approximate their fair values.

Impairment of Long-Lived Assets

All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142 and an impairment loss is recognized if the carrying amount is greater than its fair value.

Income Taxes

Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market. Inventories at May 3, 2003 are comprised of finished goods of $16,288,000 and raw materials of $12,407,000. Inventories at April 27, 2002 are comprised of finished goods of $17,531,000 and raw materials of $13,509,000.

Marketing Costs

We are involved in a variety of marketing programs, including cooperative advertising programs with customers, which advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs of future media advertising. Total marketing costs, which are included in selling, general and administrative expenses, were $39.4 million in fiscal 2003, $40.3 million in fiscal 2002, and $39.4 million in fiscal 2001.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share includes the dilutive effect of stock options.

(continued)

Property

Property is recorded at cost. Depreciation is computed by the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery.

Sales Incentives

We offer various sales incentive arrangements to our customers, which are accounted for as a charge against sales. Many of these arrangements are based on annual and quarterly volume targets that are recorded based on expected amounts to be paid. Under certain arrangements, advanced payments are made to customers, which are deferred and amortized based on the contractual unit volume or the straight-line method over the lesser of the period of benefit or the non-cancelable period of the contract. It is our policy to periodically review and evaluate the future benefits associated with these costs to determine that deferral and amortization is justified. Unamortized costs associated with remaining periods of one year or less are included in prepaid and other, while all other amounts are included in other assets.

Segment Reporting

We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

Shipping and Handling Costs

Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $40.6 million in fiscal 2003, $39.7 million in fiscal 2002, and $37.0 million in fiscal 2001.

Stock-Based Compensation

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for stock-based awards to employees. Under APB 25, we generally recognize no compensation expense with respect to such awards unless the exercise price of options granted is less than the market price on the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("SFAS 123") for awards granted after December 15, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of stock option grants was estimated using a Black-Scholes option-pricing model with the following assumptions used for grants: expected life of 10 years; volatility factor of 42% for fiscal 2003, 43% for 2002, and 45% for 2001; risk-free interest rates of approximately 4% for fiscal 2003, 5% for 2002, and 5% for 2001; and no dividend payments. Had compensation cost for our option plans been determined and recorded consistent with the Black-Scholes option-pricing model in accordance with SFAS 123, net income and earnings per share for fiscal 2003, 2002 and 2001 would have been reduced on a pro forma basis by less than $200,000 and $.01 per share for each year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Acquisitions

In September 2000, we acquired certain operations and assets of Beverage Canners International, Inc., a Miami-based producer and distributor of soft drinks and sparkling waters. The assets acquired included a leased manufacturing facility, inventory, and the Ritz® and Crystal Bay® brands. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired based upon their estimated fair values at the date of acquisition. Operating results of the acquired business, which are not material to consolidated results, have been included in the consolidated statements of income from the date of acquisition.

3. Property

Property at May 3, 2003 and April 27, 2002 consisted of the following:

(In thousands)	2003	2002
Land	$ 10,625	$ 10,625
Buildings and improvements	36,331	35,437
Machinery and equipment	102,832	98,195
Total	149,788	144,257
Less accumulated depreciation	(89,356)	(83,599)
Property—net	$ 60,432	$ 60,658

Depreciation expense was $8,740,000 for fiscal 2003, $8,444,000 for fiscal 2002, and $7,996,000 for fiscal 2001.

Notes to Consolidated Financial Statements

4. Intangible Assets

In accordance with SFAS No. 142 adopted in the first quarter of fiscal 2002, we discontinued the amortization of goodwill and certain intangible assets that were determined to have an indefinite life. Had we applied the non-amortization provisions of SFAS No. 142 at the beginning of fiscal 2001, net income would have increased by $361,000 (approximately $.02 per share). Intangible assets at May 3, 2003 and April 27, 2002 consist of the following:

(In thousands)	2003	2002
Unamortized trademarks	$ 1,587	$ 1,587
Amortizable distribution rights and other	882	855
Less accumulated amortization	(458)	(399)
Net	424	456
Total—net	$ 2,011	$ 2,043

Amortization expense related to intangible assets was $59,000 for fiscal 2003, $57,000 for fiscal 2002, and $144,000 for fiscal 2001.

5. Accrued Liabilities

Accrued liabilities at May 3, 2003 and April 27, 2002 consisted of the following:

(In thousands)	2003	2002
Accrued promotions	$ 6,881	$ 7,307
Accrued compensation	5,063	5,487
Other accrued liabilities	6,713	8,226
Total	$18,657	$21,020

6. Debt

Debt at May 3, 2003 and April 27, 2002 consisted of the following:

(In thousands)	2003	2002
Term Loan Facility	$ 1,450	$10,900
Other	—	81
Total	$ 1,450	$10,981

Certain subsidiaries maintain unsecured revolving credit facilities aggregating $45 million (the "Credit Facilities") and an unsecured term loan facility ("Term Loan Facility") with banks. The Credit Facilities expire through December 10, 2004 and bear interest at ½% below the banks' reference rate or 1% above LIBOR, at the subsidiaries' election. At May 3, 2003, approximately $42 million was available for future borrowings under the Credit Facilities. The Term Loan Facility is repayable in installments through July 31, 2004 and bears interest at the bank's reference rate or 1¼% above LIBOR, at the subsidiary's election. Debt at May 3, 2003 matures as follows: $1,150,000 in fiscal 2004 and $300,000 in fiscal 2005.

Debt agreements require subsidiaries to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. At May 3, 2003, retained earnings of approximately $28 million were restricted from distribution and we were in compliance with all loan covenants.

7. Capital Stock and Transactions with Related Parties

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2003 and 2002, we purchased 18,250 shares and 23,900 shares, respectively, and aggregate shares purchased since January 1998 were 484,060. Such shares are classified as treasury stock.

National Beverage is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by the Company's Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide our Company with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales, plus incentive compensation based on certain factors to be determined by the Compensation Committee of our Company's Board of Directors. We incurred fees to CMA of $5.0 million for fiscal 2003, $5.0 million for fiscal 2002, and $4.8 million for fiscal 2001. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at May 3, 2003 and April 27, 2002 were amounts due CMA of $1,297,000 and $1,258,000, respectively.

8. Income Taxes

The provision for income taxes consists of the following:

(In thousands)	2003	2002	2001
Current	$ 8,163	$ 8,689	$6,907
Deferred	2,709	1,581	2,329
Total	$10,872	$10,270	$9,236

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	2.6	2.5
Permanent differences	.3	.7	.6
Effective income tax rate	38.2%	38.3%	38.1%

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Our deferred tax assets and liabilities as of May 3, 2003 and April 27, 2002 consisted of the following:

(In thousands)	2003	2002
Deferred tax assets:		
Accrued expenses and other	$ 2,428	$ 1,857
Inventory and amortizable assets	415	452
Total deferred tax assets	2,843	2,309
Deferred tax liabilities:		
Property, intangibles and other	16,008	12,765
Net deferred tax liabilities	$13,165	$10,456

9. Incentive and Retirement Plans

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 2,000,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 2,000,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants of our Company by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock based awards to an individual is limited to 700,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option Plan, National Beverage has authorized the issuance of options to purchase up to an aggregate of 500,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. National Beverage also authorized the issuance of options to purchase up to 50,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 100,000 shares of common stock to key employees, consultants, directors and officers of the Company. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. The options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and reduces to the par value of the stock at the end of the six-year vesting period. The difference between the exercise price and the fair market value of the stock on date of grant is amortized over the vesting period.

The 1991 Stock Purchase Plan provides for the purchase of up to 640,000 shares of common stock by employees who (i) have been employed by our Company for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of May 3, 2003, no shares have been issued under the plan.

The following is a summary of stock option activity:

	2003		2002		2001	
(Shares in thousands)	Shares	Price[1]	Shares	Price[1]	Shares	Price[1]
Outstanding at beginning of year	996	$4.61	1,274	$3.71	1,122	$ 3.28
Options granted	1	8.42	89	8.84	208	7.26
Options exercised	(41)	2.97	(257)	.84	(17)	2.65
Options canceled	(21)	4.67	(110)	6.45	(39)	10.61
Outstanding at year-end	935	4.34	996	4.61	1,274	3.71
Exercisable at year-end	814	$4.06	751	$3.49	954	$ 2.49
Available for grant at year-end	1,175		1,155		387	
Weighted average fair value of options granted		$9.17		$7.88		$ 5.04

(1) Reflects weighted average exercise price except where noted.

Notes to Consolidated Financial Statements

The following is a summary of stock options outstanding at May 3, 2003:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Remaining Life[1]	Shares	Exercise Price[2]	Shares	Exercise Price[2]
$1.46–$2.09	2 years	388	$2.06	367	$2.09
$2.28–$5.00	3 years	271	3.84	258	3.89
$6.56–$7.38	8 years	187	7.21	119	7.13
$7.65–$9.88	5 years	89	9.82	70	9.83
	4 years	935	4.34	814	4.06

(1) Reflects weighted average remaining contractual life.
(2) Reflects weighted average exercise price.

During fiscal 2002, approximately $727,000 of accrued compensation and tax benefits related to stock options exercised was recorded to additional paid-in capital.

We contribute to various defined contribution retirement plans (which cover employees under various collective bargaining agreements) and discretionary profit sharing plans (which cover all non-union employees). Contributions were $1.8 million for fiscal 2003, $1.7 million for fiscal 2002, and $1.5 million for fiscal 2001.

10. Commitments and Contingencies

Future minimum rental commitments for non-cancelable operating leases at May 3, 2003 are as follows:

(In thousands)	
Fiscal 2004	$ 5,604
Fiscal 2005	3,727
Fiscal 2006	2,273
Fiscal 2007	1,477
Fiscal 2008	836
Thereafter	353
Total minimum lease payments	$14,270

Rental expense was $8,934,000 for fiscal 2003, $9,415,000 for fiscal 2002, and $10,164,000 for fiscal 2001.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations. In the ordinary course of its business, we enter into commitments for the supply of certain raw materials, none of which are material to our financial position.

11. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2003[1]				
Net sales	**$142,877**	**$127,348**	**$100,500**	**$129,705**
Gross profit	**47,473**	**41,261**	**32,950**	**43,289**
Net income	**8,051**	**3,843**	**1,089**	**4,606**
Net income per share—basic	**.44**	**.21**	**.06**	**.25**
Net income per share—diluted	**.42**	**.20**	**.06**	**.24**
Fiscal 2002				
Net sales	$152,385	$124,124	$100,409	$125,860
Gross profit	50,126	39,980	32,587	41,044
Net income	7,616	3,589	930	4,417
Net income per share—basic	.42	.20	.05	.24
Net income per share—diluted	.40	.19	.05	.23

(1) Fiscal 2003 fourth quarter consisted of fourteen weeks while other quarters consisted of thirteen weeks.

Report of Independent Certified Public Accountants

To the Board of Directors and
Shareholders of National Beverage Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of National Beverage Corp. and its subsidiaries at May 3, 2003 and April 27, 2002, and the results of their operations and their cash flows for each of the three years in the period ended May 3, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
July 22, 2003

Market Information

The common stock of National Beverage Corp., par value $.01 per share, ("the Common Stock") is listed on the American Stock Exchange ("AMEX") under the symbol "FIZ." The following table shows the range of high and low sale prices per share of the Common Stock as reported by the AMEX for the fiscal quarters indicated:

	Fiscal 2003		Fiscal 2002	
	High	Low	High	Low
First Quarter	**$17.19**	**$12.80**	$10.35	$ 8.90
Second Quarter	**$14.35**	**$11.00**	$10.94	$ 9.66
Third Quarter	**$15.70**	**$14.30**	$13.34	$10.30
Fourth Quarter	**$15.30**	**$13.80**	$14.40	$12.35

Excluding beneficial owners of our Common Stock whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 1,000 shareholders of record at July 18, 2003, according to records maintained by our transfer agent.

We have not paid any cash dividends with respect to our Common Stock during the last three fiscal years and our Board of Directors has no present plans for declaring any such cash dividends. See Note 6 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

fiz Corporate Data

Directors

Nick A. Caporella, Chairman of the Board & Chief Executive Officer, National Beverage Corp.

Joseph G. Caporella, President, National Beverage Corp.

Samuel C. Hathorn, Jr.*, President, Trendmaker Development Co.

S. Lee Kling*, Chairman of the Board, The Kling Company

Joseph P. Klock, Jr., Esq.*, Chairman and Managing Partner, Steel, Hector & Davis

*Member Audit Committee

Corporate Management

Nick A. Caporella, Chairman of the Board & Chief Executive Officer
Joseph G. Caporella, President
George R. Bracken, Senior Vice President—Finance
Dean A. McCoy, Senior Vice President—Chief Accounting Officer
Raymond J. Notarantonio, Executive Director—IT
John S. Bartley, Director—Internal Audit
Brent R. Bott, Director—Consumer Marketing
H. Don Hatcher, Director—Insurance
Gregory J. Kwederis, Director—Beverage Analyst
Lawrence P. Parent, Director—Credit Management

Subsidiary Management

Edward F. Knecht, President, Shasta Sweetener Corp., PACO, Inc.
William R. Phillips, President, National BevPak
Sanford E. Salzberg, President, Shasta, Inc.
Stanley M. Sheridan, President, Faygo Beverages, Inc.
Michael J. Bahr, Executive Vice President, Shasta West, Inc.
Alan D. Domzalski, Executive Vice President, Everfresh Beverages, Inc.
Brian M. Gaggin, Executive Vice President, National Retail Brands, Inc.
Harold S. Jackson, Executive Vice President, Shasta Northwest, Inc.
Charles A. Maier, Executive Vice President, Foodservice, Shasta Sales, Inc.
Michael J. Perez, Executive Vice President, Shasta Midwest, Inc.
Dennis L. Thompson, Executive Vice President, BevCo Sales, Inc.
John F. Hlebica, Vice President, Shasta Beverages International, Inc.
Worth B. Shuman, III, Vice President, Military Sales
Gregory L. Kimbrough, General Manager, PETCO, Inc.
Martin J. Rose, General Manager, Shasta Vending

Corporate Offices

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

Subsidiaries

BevCo Sales, Inc.
Beverage Corporation International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
PACO, Inc.
PETCO, Inc.
Shasta, Inc.
Shasta Beverages, Inc.
Shasta Beverages International, Inc.
Shasta Midwest, Inc.
Shasta Northwest, Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, October 3, 2003 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida 32827.

Financial and Other Information

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge. Requests should be directed to the Company at P.O. Box 16720, Fort Lauderdale, FL 33318. Attention: Shareholder Relations.

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com.

Stock Listing

National Beverage Corp.'s Common Stock is listed on the American Stock Exchange—ticker symbol FIZ.

Registrar and Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
800-756-3353

Independent Auditors

PricewaterhouseCoopers LLP
Miami, FL

My Dessert Menu

Monday



Coconut Cream Pie
= 450 calories


diet
Faygo

Diet Faygo
Coconut
Cream Pie
=0 cal.

Tuesday



Key Lime Pie
= 435 calories

Diet Faygo
Key Lime
Pie
=0 cal.


diet
Genuine
Faygo
Key Lime Pie

MANUFACTURER'S COUPON • EXPIRES MAY 1, 2004

25¢ OFF

Any size diet Faygo product

To Grocer: Faygo Beverages Inc. will redeem this coupon for 25¢ off of any Diet Faygo® soft drink plus 8c handling provided (1) it is taken in payment only as specified and (2) it is mailed to Faygo Beverages. P.O. Box 880421. El Paso. Texas 88588-0421. Void when presented by

diet Faygo

0 calories and 0 guilt